SECURITI 13026363 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2-2013
Washington DC
404

SEC FILE NUMBER
8- 28004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner — 212-483-7022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT, CEO

Title

Notary Public

WILLIAM PEREZ
Notary Public - State of New York
No. 01PPE6222645
Qualified in Kings County
My Commission Expires May 24, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT)

LOEB PARTNERS CORPORATION
FINANCIAL STATEMENT
SEPTEMBER 30, 2013

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-8

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Loeb Partners Corporation

Report on the Financial Statement

We have audited the accompanying financial statement of Loeb Partners Corporation, (the "Company"), which comprise the statement of financial condition as of September 30, 2013 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2013 in accordance with accounting principles generally accepted in the United States of America

Raich Ende Malter & Co LLP

New York, New York
November 26, 2013

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Cash and cash equivalents	$ 4,887,370
Receivable from brokers-dealers	683,169
Accrued fee income	1,873,291
Commissions receivable	175,110
Securities owned, at fair value	2,563,600
Receivable from related parties	82,268
Property and equipment (net of accumulated depreciation of $34,534)	52,413
Deferred income taxes	795,733
Other assets	121,112
Total assets	$ 11,234,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and other accrued liabilities	$ 954,325
Accrued compensation	441,015
Total liabilities	1,395,340
Commitments and contingencies	
Stockholder's equity	
Common stock, $.01 par value, Authorized: 10,000 shares; Issued and outstanding: 3,600 shares	36
Additional paid-in capital	14,054,773
Accumulated deficit	(4,216,083)
Total stockholder's equity	9,838,726
Total liabilities and stockholder's equity	$ 11,234,066

The accompanying notes are an integral part of the financial statement.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The primary sources of revenues consist of commissions, management and administrative fee, and investment banking income.

Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, provides investment and advisory services to individuals, businesses and institutional clients.

Securities Owned, at Fair Value

Securities owned are accounted for as investments (not held for trading) and are recorded at fair value.

Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	5 - 10 years or life of the lease, whichever is shorter

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include U.S. Treasuries with a market value of $4,799,866 with an original maturity of three months or less, when purchased.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Accounting for income taxes requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation ("Parent") and for federal, state and city corporate income tax purposes, files on a consolidated basis with its Parent. Accordingly, the Company's annual federal, state and city income taxes are due to the Parent or from the Parent in the case of tax benefits.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of September 30, 2013.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2009-2011, or expected to be taken in year 2012 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New York State and City where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

Note 2 - Fair Value Measurements of Securities Owned

Fair value is defined, as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Securities and investments traded on a national securities exchange are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

Description	Level 1
Listed Mutual Fund	
SPDR Gold shares	$ 2,563,600

Note 3 - Commitments and Contingencies

Lease Commitment

The Company leases office and storage space under two separate agreements expiring December 2013 and July 2014, respectively. In April 2013, the Parent entered into a lease agreement for new office space. Effective October 2013, the Company moved its offices and will enter into a formal management fee arrangement whereby the Parent will charge the Company a fee representing the Company's share of the rent and other services.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $250,000, under the alternative method of capital computation. The Company had net capital of $6,258,666 at September 30, 2013, which was $6,008,666 in excess of its required net capital.

Note 5 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No valuation allowance was considered necessary. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, using an approximate effective tax rate of 35% are as follows:

Deferred tax assets:	
Net operating losses	$ 810,973
Depreciation	191,460
Deferred rent	9,592
Accrued compensation and other	8,303
Total deferred tax assets	1,020,328
Deferred tax liabilities:	
Investment gains	(224,595)
Net deferred tax assets	$ 795,733

The Company and its Parent are subject to New York State and City corporate income tax on income from their trade and business activities as well as income from investment activities.

Allocation of income between business activities and investing activities is subject to detailed and complex rules applied to facts and circumstances that generally are not readily determinable at the date financial statements are prepared. Accordingly, estimates are made of income allocations in computing the Company's effective tax rate that might be different from actual allocations determined when tax returns are prepared by investee companies and subsidiaries.

The net operating losses giving rise to a deferred tax asset are to be utilized by the Parent and will be recognized as a receivable from Parent upon filing.

Note 6 - Related Party Transactions

Related party balances at September 30, 2013 follow:

	Receivable from Related Parties
Loeb Holding Corp. (Parent) (LHC)	$ 73,708
Loeb Partners Management, Inc. (LPM)	8,560

LPM, a company wholly owned by LHC, is the general partner and investment advisor of Loeb Partners Fund Limited Partnership and is the investment advisor of Loeb Partners Offshore Fund Ltd. The Company has arrangements to charge LPM (a related party) its respective share of certain administrative costs, mostly wages and benefits.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

From time to time, the Company's bank balances may exceed FDIC insurance limits of $250,000.

Note 8 – Withdrawal of Additional Paid-In Capital

In September 2013, after informing FINRA, the Company declared a $7,000,000 withdrawal of additional paid-in capital, which reduced the Company's receivable from its Parent by the same amount.

Note 9 – Subsequent Events

Subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require adjustment or disclosure in the financial statements or accompanying notes.